UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

928703107
(CUSIP Number)

JOHN C. RUDOLF
GLACIER PEAK CAPITAL LLC
500 108th Ave NE, Ste 905
Bellevue, WA 98004
(425) 453-5010

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,248,241*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,248,241*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,248,241*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON IA

* See Item 5

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON Glacier Peak U.S. Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,776,111
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,776,111
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,776,111
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 928703107

1	NAME OF REPORTING PERSON John C. Rudolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,714
	8	SHARED VOTING POWER 4,248,241*
	9	SOLE DISPOSITIVE POWER 406,714
	10	SHARED DISPOSITIVE POWER 4,248,241*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,654,955*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON IN

* See Item 5

CUSIP NO. 928703107

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement (defined and described in Item 4 below), Messrs. Bergamo, Boone and Gillman are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 3.  The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D, with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Solely as a result of the Agreement and Proxy (defined and described in Item 4 below), GPC may be deemed to beneficially own 2,472,130 Shares (the “Shaw Shares”) owned, in the aggregate, by the Shaws (as defined in Item 4 below), which includes 8,000 shares underlying stock options that are currently exercisable. No funds from GPC were used to acquire any of the Shaw Shares, the beneficial ownership of which GPC expressly disclaims.

The Shares directly held by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,776,111 Shares directly held by the Fund is approximately $12,773,621, including brokerage commissions.

The Shares directly held by Mr. Rudolf, including 30,000 Shares held in an account he controls for the benefit of his wife and 151,317 Shares held in various accounts he controls for the benefit of other family members, were purchased with personal funds in open market purchases.  The aggregate purchase price of the 406,714 Shares directly held by Mr. Rudolf is approximately $2,897,289, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On March 30, 2015, the Reporting Persons entered into a letter agreement with the Issuer (the “Settlement Agreement”), pursuant to which the Issuer agreed, among other things, to add John C. Rudolf, to the board of directors of the Issuer (the “Board”) effective immediately, and to nominate each of John C. Rudolf, James E. Boone, Nick S. Cyrus, Michael D. Dean, Dana Messina and Laurie Siegel (the “Company Nominees”) for election at the Company’s 2015 annual meeting of shareholders (the “2015 Annual Meeting). Current members of the Board, Jerome Shaw, Mark N. Kaplan, William H. Turner and Deborah Shaw will not stand for reelection at the 2015 Annual Meeting and Lloyd Frank will retire from the Board immediately prior to the 2015 Annual Meeting.

Also pursuant to the Settlement Agreement, the Issuer agreed to include in its proxy statement for the 2015 Annual Meeting, a proposal to amend its restated certificate of incorporation to declassify the Board, with the declassification to take effect at the 2015 Annual Meeting, such that all directors elected at the 2015 Annual Meeting and thereafter will serve one year terms (the “Amendment”). The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 928703107

In connection with the Settlement Agreement, on March 30, 2015 the Reporting Persons entered into a voting agreement with Deborah Shaw and Linda Shaw (the “Voting Agreement”), pursuant to which the Reporting Persons agreed to vote their Shares, including the Shaw Shares,  in favor of the Amendment and for each of the Company Nominees at the 2015 Annual Meeting.  The following description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 20,977,796 Shares outstanding as of March 5, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 13, 2015.

Solely as a result of the Agreement and Proxy described in Item 4 above, GPC may be deemed to beneficially own 2,472,130 Shares held by the Shaws, constituting approximately 11.8% of the outstanding Shares, which includes 8,000 shares underlying stock options that are currently exercisable. By virtue of his relationship with GPC discussed in further detail in Item 2, Mr. Rudolf may be deemed to beneficially own the Shares held by the Shaws.  Each of GPC and Mr. Rudolf expressly disclaim beneficial ownership of the Shaw Shares.

As of the close of business on March 30, 2015, the Fund beneficially owned 1,776,111 Shares, constituting approximately 8.5% of the issued and outstanding Shares.  All of such Shares are owned by various investment advisory clients or employees of GPC.  The Fund is deemed to be the beneficial owner of those Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, due to its discretionary power to make investment decisions over such Shares for its clients and employees.  By virtue of their relationship with the Fund discussed in further detail in Item 2, each of GPC and Mr. Rudolf may be deemed to beneficially own the Shares owned directly by the Fund.

As of the close of business on March 30, 2015, Mr. Rudolf beneficially owned 406,714 Shares, including 30,000 Shares held in an account he controls for the benefit of his wife and 151,317 Shares held in various accounts he controls for the benefit of other family members, constituting approximately 1.9% of the Shares outstanding.

Because of the right to vote the Shaw Shares under the terms of the Agreement and Proxy, the Reporting Persons may be deemed to be part of a group under the Exchange Act with the Shaws.  If deemed part of a group with the Shaws, the Reporting Persons would be deemed to collectively have beneficial ownership over 4,654,955 Shares, constituting approximately 22.2% of the outstanding Shares, including 8,000 shares underlying stock options that are currently exercisable.  The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any of the securities reported herein or a group with the Shaws. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

(b)           GPC and Mr. Rudolf share the power to vote the Shaw Shares with respect to only those matters referenced in Item 4 above.  Neither GPC nor Mr. Rudolf has voting or dispositive power over the Shaw Shares except as described in the Agreement and Proxy.  Each of GPC and Mr. Rudolf express disclaim beneficial ownership of the Shaw Shares.  The Fund, GPC and Mr. Rudolf share the power to vote and dispose of the Shares owned directly by the Fund.  Mr. Rudolf has the sole power to vote and dispose of the Shares he owns directly and the Shares held in accounts for the benefit of his wife and other family members.

CUSIP NO. 928703107

(c)           The Reporting Persons have not engaged in any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

The description of the Settlement Agreement and Voting Agreement in Item 4 above is hereby incorporated by reference.

On March 31, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1	Settlement Agreement by and among Glacier Peak Capital LLC, Glacier Peak U.S. Value Fund, L.P., John C. Rudolf and Volt Information Sciences, Inc. dated March 30, 2015.

99.2	Voting Agreement by and among Glacier Peak Capital LLC, Glacier Peak U.S. Value Fund, L.P., John C. Rudolf, Deborah Shaw and Linda Shaw dated March 30, 2015.

99.3	Joint Filing Agreement by and among Glacier Peak Capital LLC, Glacier Peak U.S. Value Fund, L.P., and John C. Rudolf dated March 31, 2015.

CUSIP NO. 928703107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2015

GLACIER PEAK U.S. VALUE FUND, L.P.

By:	Glacier Peak Capital LLC, its general partner

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

GLACIER PEAK CAPITAL LLC

By:	/s/ John C. Rudolf
	Name:	John C. Rudolf
	Title:	President

/s/ John C. Rudolf
JOHN C. RUDOLF